Exhibit 99.3

IM CANNABIS CORP.

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This management information circular (this “Circular”) is furnished in connection with the solicitation, by or on behalf of the management (“Management”) of IM Cannabis Corp. (the “Company”), of proxies to be used at the Company’s annual general meeting (the “Meeting”) of the holders of common shares of the Company (“Common Shares”) to be held at the time and place and for the purposes set forth in the accompanying notice of meeting (the “Notice of Meeting”). References in this Circular to the Meeting includes any adjournment(s) hereof. It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally, by advertisement or by telephone, by directors, officers or employees of the Company without special compensation, or by the Company’s transfer agent, Computershare Investor Services Inc. (“Computershare”) at nominal cost. The cost of solicitation will be borne by the Company.

The information contained herein is provided as of October 19, 2023, unless indicated otherwise. No person has been authorized to give any information or make any representation in connection with matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized by the Company or its Management. Unless otherwise indicated herein, all dollar amounts are expressed in Canadian dollars and all references to “$” are to Canadian dollars.

APPOINTMENT OF PROXYHOLDERS

The person(s) designated by Management in the enclosed form of proxy are officers of the Company and the Company’s legal counsel. Each shareholder has the right to appoint as proxyholder a person or company (who need not be a shareholder of the Company) other than the person(s) or company(ies) designated by Management in the enclosed form of proxy to attend and act on the shareholder’s behalf at the Meeting or at any adjournment thereof. Such right may be exercised by inserting the name of the person or company in the blank space provided in the enclosed form of proxy or by completing another form of proxy.

Registered shareholders who are unable to attend the Meeting in person are requested to read this Circular and the form of proxy which accompanies the Notice of Meeting and to complete, sign, date and deliver the form of proxy, together with the power of attorney or other authority, if any, under which it was signed to the Company’s transfer agent, Computershare, 8th Floor, 100 University Ave, Toronto, Ontario M5J 2Y1, by courier, by mail, by phone at 1-866-732-8683 (Toll Free North America) / 312-588-4290 (International Direct Dial) or by electronic voting through www.investorvote.com in each case by 10:00 a.m. (Toronto time) on December 4, 2023, or in the event of an adjournment or postponement of the Meeting, 48 hours before the time of the adjourned or postponed Meeting (excluding Saturdays, Sundays and holidays). Votes cast electronically are in all respects equivalent to and will be treated in the exact same manner as, votes cast via a paper form of proxy.

Non-registered shareholders who receive this Circular and the form of proxy or voting instruction form through an intermediary must deliver the proxy or voting instruction form in accordance with the instructions given by such intermediary. To be effective, proxies must be received by Computershare not later than Monday, December 4, 2023 at 10:00 a.m. (Toronto time), or in the case of any adjournment of the Meeting not later than 48 hours prior to the meeting, excluding Saturdays, Sundays and holidays, or any adjournment thereof.

REVOCATION OF PROXIES

A shareholder who has given a form of proxy may revoke it as to any matter on which a vote has not already been held pursuant to its authority by an instrument in writing executed by the shareholder or by the shareholder’s attorney duly authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized and deposited at either the above mentioned office of Computershare by no later than 48 hours prior to the Meeting, excluding Saturdays, Sundays and holidays, or any adjournment or postponement thereof, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof. Notwithstanding the foregoing, if a registered shareholder attends personally at the Meeting, such shareholder may revoke the proxy and vote in person.

NOTICE-AND-ACCESSS

As permitted by Canadian securities regulators, the Company is sending meeting-related materials to shareholders who do not hold their Common Shares in their own name (referred to in this Circular as “Beneficial Shareholders”) using “notice-and-access” provisions provided for under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”). This means that, rather than receiving paper copies of the Meeting materials in the mail, Beneficial Shareholders will have access to them online. Notice-and-access will not be used for registered shareholders and registered shareholders will instead receive a paper copy of this Circular and all proxy-related materials in the mail.

All Beneficial Shareholders entitled to receive the Meeting materials will receive a notice-and-access notification (the “N&A Notice”) along with a form of proxy. In addition, the package will include a form to request copies of the Company’s annual and/or interim financial statements and the related management’s discussion and analysis (“MD&A”). Electronic copies of the Notice of Meeting, this Circular, a form of proxy, the N&A Notice, the audited consolidated financial statements of the Company for the financial year ended December 31, 2022 and 2021 and the related MD&A will be available at https://investors.imcannabis.com and under the Company’s profile on SEDAR+ at www.sedarplus.ca. Beneficial Shareholders are reminded to review these online materials when voting. Electronic copies of the Meeting materials will be available on the Company’s website for a period of one year. For more information about the notice-and-access procedures, please call Broadridge Investor Communication Solutions at 1-844-916-0609. Beneficial Shareholders may choose to receive paper copies of the Meeting materials by mail at no cost. In order for such Beneficial Shareholders to receive the paper copies of the Meeting materials in advance of any deadline for the submission of voting instructions and the date of the Meeting, it is recommended that requests be made as soon as possible but not later than November 17, 2023. If you do request the current materials, please note that another voting instruction form will not be sent; please retain your current one for voting purposes.

For Beneficial Shareholders to request paper copies of this Circular before the Meeting, go to www.proxyvote.com or call Toll Free, within North America – 1-877-907-7643 or direct, from Outside of North America – 303-562-9305 (English) and 303-562-9306 (French) and enter your control number, as indicated on your voting instruction form. This Circular and/or the annual report will be sent to you within three business days of receiving your request.

For Beneficial Shareholders to obtain paper copies of the materials after the Meeting, please call Toll Free, within North America – 1-877-907-7643 or direct, from Outside of North America – 303-562-9305 (English) and 303-562-9306 (French). This Circular and/or the annual report will be sent to you within 10 calendar days of receiving your request.

ADVICE TO SHAREHOLDERS

Voting in Person at the Meeting

The Meeting will not be open to the general public and will be limited to registered shareholders and duly appointed proxyholders only. Registered shareholders may vote in-person at the Meeting or by proxy, and beneficial shareholders may vote by proxy. Please monitor the Company’s website for additional information and instructions. Changes to the Meeting time, date or location and/or means of holding the Meeting may be announced by way of press release. Please monitor the Company’s press releases as well as its website at https://investors.imcannabis.com. The Company does not intend to prepare or mail an amended Circular in the event of changes to the Meeting format.

The Company strongly encourages each shareholder to submit a form of proxy or voting instruction form in advance of the Meeting using one of the methods described below and in this Circular. Registered shareholders should complete, date and sign a proxy form in advance of the Meeting and return it in the envelope provided for that purpose to the Company c/o Computershare Trust Company of Canada, 8th Floor, 100 University Ave, Toronto, Ontario M5J 2Y1, by courier, by mail, by phone at 1-866-732-8683 (Toll Free North America) / 312-588-4290 (International Direct Dial) or by electronic voting through www.investorvote.com in each case by 10:00 a.m. (Toronto time) on December 4, 2023, or in the event of an adjournment or postponement of the Meeting, 48 hours before the time of the adjourned or postponed Meeting (excluding Saturdays, Sundays and holidays). Votes cast electronically are in all respects equivalent to and will be treated in the exact same manner as, votes cast via a proxy form. Further details on the electronic voting process are provided in the form of proxy. Alternatively, a proxy form may be given to the Chair of the Meeting at which the proxy form is to be used. Late forms of proxy may be accepted or rejected by the Chair of the Meeting in his or her discretion, and the Chair is under no obligation to accept or reject any particular late form of proxy. Beneficial Shareholders who receive the Meeting materials through their broker or other intermediary should complete and return their form of proxy or voting instruction form in accordance with the instructions provided by their broker or intermediary. Please also refer to “Beneficial Shareholders” below. Shareholders are reminded to review this Circular prior to voting.

A registered shareholder whose name has been provided to Computershare will appear on a list of shareholders prepared for purposes of the Meeting. To vote in person at the Meeting each registered shareholder will be required to register for the Meeting by identifying themselves at the registration desk. Beneficial Shareholders must appoint themselves as a proxyholder to vote in person at the Meeting. Please also refer to “Advice to Beneficial Shareholders” below.

Voting of Proxies

On any ballot that may be called for, the Common Shares represented by a properly executed proxy given in favour of the person(s) designated by Management in the enclosed form of proxy will be voted or withheld from voting in accordance with the instructions given on the form of proxy, and if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting or any adjournment thereof. As of the date of this Circular, Management is not aware of any such amendment, variation or other matter to come before the Meeting. However, if any amendments or variations to matters identified in the Notice of Meeting or any other matters which are not now known to Management should properly come before the Meeting or any adjournment thereof, the Common Shares represented by properly executed proxies given in favour of the person(s) designated by Management in the enclosed form of proxy will be voted on such matters pursuant to such discretionary authority.

Advice to Beneficial Shareholders

The information set forth in this section is of importance to many shareholders, as a substantial number of shareholders do not hold Common Shares in their own name. In many cases, Common Shares beneficially owned by a holder are registered (a) in the name of an intermediary that the Beneficial Holder deals with in respect of the Common Shares. Intermediaries include banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, or (b) in the name of a depository (such as Clearing and Depository Services Inc. or “CDS”). Beneficial Holders should note that only proxies deposited by shareholders who are registered shareholders (that is, shareholders whose names appear on the records maintained by the registrar and transfer agent for the Common Shares as registered holders of Common Shares) will be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Beneficial Holder by a broker, those Common Shares will, in all likelihood, not be registered in the shareholder’s name. Such Common Shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted at the direction of the Beneficial Holder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, each Beneficial Holder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

In accordance with the requirements of NI 54-101, the Company is using notice-and-access to send proxy-related materials for use in connection with the Meeting to Beneficial Shareholders using the “indirect” sending procedures set out in NI 54-101. Accordingly, the Company has distributed copies of the Notice of Meeting, this Circular and the form of proxy (collectively, the “Meeting Materials”) to CDS and intermediaries for onward distribution to Beneficial Shareholders.

Existing regulatory policy requires brokers and other intermediaries to forward meeting materials to Beneficial Holders, unless the Beneficial Holder has waived the right to receive them and seek voting instructions from Beneficial Holders in advance of shareholders’ meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Holders in order to ensure that their Common Shares are voted at the Meeting.

The voting instruction form supplied to such Beneficial Holders by their broker (or the agent of the broker) is substantially similar to the form of proxy provided directly to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (i.e., the broker or agent of the broker) on how to vote on behalf of the Beneficial Holder. The vast majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in Canada. Broadridge typically prepares a machine-readable voting instruction form, mails those forms to Beneficial Holders and asks Beneficial Holders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the Internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Holder who receives a Broadridge voting instruction form cannot use that form to vote Common Shares directly at the Meeting. The voting instruction forms must be returned to Broadridge (or instructions respecting the voting of Common Shares must otherwise be communicated to Broadridge) well in advance of the Meeting in order to have the Common Shares voted. If you have any questions respecting the voting of Common Shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

Although a Beneficial Holder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her broker, CDS or another intermediary, the Beneficial Holder may attend the Meeting as proxyholder and vote the Common Shares in that capacity. Beneficial Holders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder, should enter their own names in the blank space on the voting instruction form provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker.

Beneficial Holders fall into two categories – those who object to their identity being known to the issuers of securities which they own (“OBOs”) and those who do not object to their identity being made known to the issuers of the securities which they own (“NOBOs”). Subject to the provisions of NI 54-101, issuers may request and obtain a list of their NOBOs from intermediaries directly or via their transfer agent and may obtain and use the NOBO list for the distribution of proxy-related materials to such NOBOs. The Company will not be distributing Meeting Materials directly to NOBOs. If you are a NOBO and the Company or Computershare has sent the meeting materials directly to you, your name, address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the Common Shares on your behalf. The Company’s OBOs may be contacted by their respective intermediaries. The Company does not intend to pay for intermediaries to deliver the meeting materials to OBOs and OBOs will not receive the meeting materials unless their intermediary assumes the cost of delivery.

All references to shareholders in this Circular and the accompanying form of proxy and Notice of Meeting are to registered shareholders unless specifically stated otherwise.

VOTING OF COMMON SHARES

Voting of Common Shares

The voting securities of the Company consists of Common Shares. As at the close of business on October 19, 2023, the Company had 13,394,136 Common Shares outstanding, each carrying the right to one vote per Common Share. Except as otherwise noted in this Circular, a simple majority of the votes cast at the Meeting, whether in person, by proxy or otherwise, will constitute approval of any matter submitted to a vote. All shareholders have the right to vote for directors. The persons named in the accompanying form of proxy will vote the Common Shares in respect of which they are appointed in accordance with the direction of the shareholder appointing them. In the absence of such direction, those Common Shares will be voted in favour of (“FOR”) all resolutions.

Record Date and Quorum

The Board has fixed October 19, 2023 as the record date (the “Record Date”) for the purpose of determining holders of Common Shares entitled to receive notice of and to vote at the Meeting. Any holder of Common Shares of record at the close of business on the Record Date is entitled to vote the Common Shares registered in such shareholder’s name at that date on each matter to be acted upon at the Meeting.

The quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting.

Principal Shareholders

Other than as described below, to the knowledge of the directors and executive officers of the Company, and based on the Company’s review of the records maintained by Computershare, electronic filings with SEDAR+ and insider reports filed with System for Electronic Disclosure by Insiders (“SEDI”), as at the date of this Circular, no person beneficially owned, directly or indirectly, or exercised control or direction over 10% or more of the voting rights attached to the outstanding Common Shares of the Company, on a non-diluted basis:

Name	Aggregate Number of Common Shares	Percentage of Outstanding Common Shares
Oren Shuster	1,872,564(1)	13.98%(2)

Note
(1)
1,872,564 Common Shares are held by Oren Shuster directly and 153 Common Shares are held indirectly by Ewave Group Ltd., a privately-held entity jointly owned by Mr. Shuster of which Mr. Shuster owns and controls 50% of the outstanding voting shares.

(2)	As at the date of this Circular, the Company had 13,394,136 Common Shares issued and outstanding.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No director or senior officer of the Company or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of Common Shares or otherwise in the matters to be acted upon at the Meeting, except for any interest arising from the ownership of Common Shares where the Shareholder will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of Common Shares.

MATTERS TO BE ACTED UPON AT THE MEETING

1.	Financial Statements

The consolidated audited financial statements of the Company for the years ended December 31, 2022 and 2021, together with the auditors’ report thereon, (together, the “Annual Financial Statements”) will be received at the Meeting. No vote will be taken on the Annual Financial Statements. The Annual Financial Statements have been provided to each shareholder entitled to receive a copy of the Notice of Meeting and this Circular and who requested a copy of the Annual Financial Statements. The Annual Financial Statements are also available on the Company’s website at https://investors.imcannabis.com and under the Company’s SEDAR+ profile at www.sedarplus.ca.

2.	Fixing the Number of Directors

The term of office for each director is from the date of the Meeting at which he is elected until the annual meeting next following or until his or her successor is duly elected or appointed. At the Meeting, the shareholders will be asked to consider and, if thought fit, approve an ordinary resolution fixing the number of directors to be elected at the Meeting at five.

In the absence of a contrary instruction, the person(s) designated by Management in the enclosed form of proxy intend to vote FOR the fixing of the size of the Board at five.

3.	Election of Directors

At the Meeting, a board of five directors will be proposed to be elected for a term that will expire upon the earlier of the next annual meeting of shareholders or upon their successor being duly elected or appointed, unless his or her office is earlier vacated (the “Proposed Board”). Management has been informed that each of the proposed nominees listed below is willing to serve as a director if elected. Management does not contemplate that any of the individuals of the proposed nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the Common Shares represented by properly executed proxies given in favour of such nominee(s) may be voted by the person(s) designated by Management in the enclosed form of proxy, in their discretion, in favour of another nominee.

The following table sets forth certain information regarding the Proposed Board, their respective positions with the Company, principal occupations or employment during the last five years, the dates on which they became directors of the Company and the approximate number of Common Shares beneficially owned by them, directly or indirectly, or over which control or direction is exercised by them as of the date of this Circular:

Name of Nominee, Current Position with the Company, and Province/State and Country of Residence	Present and Principal Occupation, Business or Employment for Previous 5 years(1)	Director Since	Number of Common Shares beneficially owned, controlled or directed(2)(7)
Oren Shuster(5) Chairman and Chief Executive Officer Ra’anana, Israel	Chairman and Chief Executive Officer of the Company; Founder and Chief Executive Officer of I.M.C. Holdings Ltd. (“IMC Holdings”).	October 11, 2019	1,872,564(6) (13.98%)
Marc Lustig Executive Chairman and Director West Vancouver, British Columbia, Canada	Executive Chairman and a director of the Company since December 2020.	October 11, 2019	930,635 (6.95%)
Moti Marcus(3)(4)(5) Director Tel Aviv, Israel	Director of the Company. Chief Executive Officer of Packer Quality Metals Ltd.	September 12, 2022	Nil (0%)
Einat Zakariya(3)(4)(5) Director Herzliya, Israel
Director of the Company. Chief Executive Officer and Partner of Liv Residence Ltd., a subsidiary of Ewave Holdings Ltd.; Chief Executive Officer and Partner of Ewave Nadlan International Investments Ltd.
		September 12, 2022	61,200 (0.46%)
Brian Schinderle(3)(4) Director Illinois, USA	Director of the Company. Founder and Manager of Solidum Capital since 2017.	February 22, 2021	Nil (0%)

Notes
(1)	Information furnished by the respective director nominees.
(2)
Voting securities of the Company beneficially owned, or controlled or directed, directly or indirectly as of the date of this Circular. Information regarding voting securities held does not include voting securities issuable upon the exercise of options, warrants or other convertible securities of the Company. Information in the table above is derived from the Company’s review of insider reports filed with SEDI and from information furnished by the respective director nominees.

(3)	Member of the audit committee of the Company (the “Audit Committee”).
(4)	Member of the Company’s compensation committee (the “Compensation Committee”).
(5)	Member of the governance and nomination committee of the Company (the “Governance and Nomination Committee”).
(6)
1,872,564 Common Shares are held by Oren Shuster directly and 153 Common Shares are held indirectly by Ewave Group Ltd., a privately-held entity jointly owned by Mr. Shuster of which Mr. Shuster owns and controls 50% of the outstanding voting shares.

(7)	As at the date of this Circular, the Company had 13,394,136 Common Shares issued and outstanding.

Corporate Cease Trade Orders or Bankruptcies

No person proposed to be nominated for election as a director at the Meeting is or has been, within the preceding ten years, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(a)
was the subject of a cease trade or similar order, or an order that denied such company access to any exemptions under applicable securities legislation that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer, or

(b)
was the subject of a cease trade or similar order, or an order that denied such company access to any exemptions under applicable securities legislation that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No person proposed to be nominated for election as a director at the Meeting is or has been, within the preceding ten years, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No person proposed to be nominated for election as a director at the Meeting is or has, within the preceding ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or has become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such person.

Penalties and Sanctions

No proposed director of the Company has been subject to any: (a) penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote such proxies FOR the election of each of the members of the Proposed Board specified above as directors of the Company, to serve for a term that will expire upon the earlier of the next annual meeting of shareholders or upon their successor being duly elected or appointed. If, prior to the Meeting, any vacancies occur in the proposed nominees herein submitted, the persons named in the enclosed form of proxy intend to vote FOR the election of any substitute nominee or nominees recommended by Management and FOR each of the remaining proposed nominees.

4.	Appointment of Independent Auditors

Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global (“Kost”) is the current auditor of the Company and has held this position since January 16, 2020. At the Meeting, shareholders will be asked to vote for the reappointment of Kost, as the Company’s auditor, to hold office until the next annual general meeting of the shareholders, at a remuneration to be fixed by the Audit Committee. Approval of the reappointment of the auditor will require a majority of the votes cast in respect thereof by shareholders present in person or by proxy at the Meeting.

In the absence of a contrary instruction, the person(s) designated by Management in the enclosed form of proxy intend to vote FOR the reappointment of Kost as the auditor of the Company until the earlier of the close of the next annual meeting of shareholders or their removal by the Company, at a remuneration to be fixed by the Audit Committee.

5.	Other Business

It is not known that any other matters will come before the Meeting other than as set forth above and in the Notice of Meeting accompanying this Circular, but if such should occur, the Management designees intend to vote on them in accordance with their best judgement, exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment thereof.

STATEMENT OF EXECUTIVE COMPENSATION

On May 19, 2023, the Company filed a statement of executive compensation in accordance with National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) and Form 51-102F6 – Statement of Executive Compensation under NI 51-102 (“Form 51-102F6”), the entirety of which is reproduced below. Such disclosure has been conformed to this Circular and is current as of May 19, 2023, unless stated otherwise.

Under applicable securities legislation, the Company is required to disclose certain financial and other information relating to the compensation of the Chief Executive Officer (“CEO”), the Chief Financial Officer (“CFO”) and each of the three most highly compensated executive officers of the Company, including any of its subsidiaries, whose total compensation was more than $150,000 for the financial year of the Company ended December 31, 2022, other than the CEO and CFO (collectively the “Named Executive Officers”), and for the directors of the Company.

Compensation Discussion and Analysis

Introduction

The Compensation Discussion and Analysis section sets out the objectives of the Company’s executive compensation arrangements, the Company’s executive compensation philosophy and the application of this philosophy to the Company’s executive compensation arrangements.

When determining the compensation arrangements for the Named Executive Officers, the Board considers the objectives of: (i) retaining an executive critical to the success of the Company and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of Management and shareholders of the Company; and (iv) rewarding performance, both on an individual basis and with respect to the business in general.

Benchmarking

In determining the compensation level for each executive, the Board looks at factors such as the relative complexity of the executive’s role within the organization, the executive’s performance and potential for future advancement, the compensation paid by other companies in the same industry as the Company, and pay equity considerations.

Elements of Compensation

The compensation paid to executive officers in any year consists of three (3) primary components:

1.	base salary;

2.	cash bonuses; and/or

3.	long-term incentives.

The Company believes that making a significant portion of executive officers’ compensation based on long-term incentives supports the Company’s executive compensation philosophy, as these forms of compensation allow those most accountable for the Company’s long-term success to acquire and hold Common Shares. The key features of these three primary components of compensation are discussed below:

1.	Base Salary

Base salary recognizes the value of an individual to the Company based on his or her role, skill, performance, contributions, leadership and potential. It is critical in attracting and retaining executive talent in the markets in which the Company competes for talent. Base salaries for executive officers are reviewed annually. Any change in the base salary of an executive officer is generally determined by an assessment of such executive’s performance, a consideration of competitive compensation levels in companies similar to the Company and a review of the performance of the Company as a whole and the role such executive officer played in such corporate performance.

2.	Cash Bonuses

Cash bonuses for the executive officers are determined by reference to the Company’s actual performance relative to objectives and individual contributions toward such performance. All awards made to executive officers are subject to the review and approval of the Compensation Committee and the Board and are examined in absolute terms as well as in relation to peer company performance.

3.	Long Term Incentives

Long term incentives, such as options of the Company (the “Options”) and restricted share units of the Company (the “RSUs”) are provided to focus Management’s attention on corporate performance over a period of time longer than one year in recognition of long term horizons for return on investments and strategic decisions. The number of Options and/or RSUs given to each executive officer is determined by his or her position, past contribution and potential future contributions to the Company and the number and terms of Options and RSU awards previously granted to the executive officer. The securities based awards granted under the stock option plan (the “Stock Option Plan”) and the restricted share unit plan (the “RSU Plan” and together with the Stock Option Plan, the “Securities Based Compensation Arrangements”) are reviewed by the Compensation Committee. The Compensation Committee determines a meaningful level of award for executive officers of the Company. The number of Options and RSUs are also influenced by the number of officers and key employees in the current year and the likelihood of grants in future years to officers and key employees since the aggregate number of Common Shares available for issuance pursuant to all Securities Based Compensation Arrangements cannot exceed 10% of the Company’s issued Common Shares on a rolling basis.

Other than the Securities Based Compensation Arrangements, the Company does not have any other long-term incentive plans pursuant to which securities or cash compensation is intended to serve as an incentive for performance over a period greater than one financial year.

The Compensation Committee and the Board have not formally assessed the implications of the risks associated with the Company’s compensation policies and practices.

Under the stock trading policy adopted by the Company on November 26, 2020, as amended from time to time, executive officers and directors are strongly discouraged but are not prohibited from purchasing financial instruments; however, the Company does not have any policies which prohibit the purchase of financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation.

Stock Option Plan

The Stock Option Plan was approved by the shareholders of the Company at the annual and special meeting of shareholders held on July 28, 2021 and replaced the previous stock option plan of the Company (the “Predecessor Stock Option Plan”). The Predecessor Stock Option Plan continues to exist but only for the purpose of governing the terms of Options that were granted under the Predecessor Stock Option Plan prior to the adoption of the Stock Option Plan.

The purpose of the Stock Option Plan is to provide the Company with the advantages of the incentive inherent in equity ownership on the part of directors, executive officers, employees and consultants (collectively, the “Eligible Persons”) who are responsible for the continued success of the Company; to create in those Eligible Persons a proprietary interest in, and a greater concern for, the welfare and success of the Company; to encourage Eligible Persons to remain with the Company and any subsidiaries; and to attract new employees, directors, officers and consultants.

The Stock Option Plan will be administered by the Board, and the Board may delegate its powers, rights and obligations to a committee. The Compensation Committee will be responsible for determining which directors, officers, employees and consultants shall be granted Options.

The Board will have the authority to grant Options to Eligible Persons and subject to the policies of the Canadian stock exchange upon which the Common Shares principally trade, will determine the terms and conditions applicable to the exercise of those Options including the number of Common Shares issuable under each Option, the exercise price, the expiry date, vesting conditions, if any, the nature and duration of the restrictions, if any, to be imposed on the sale or other disposition of Common Shares acquired on exercise of the Option, and the events, if any, that give rise to a termination or expiry of the Option participant’s rights under the Option, and the period in which such termination or expiry can occur. Notwithstanding the foregoing, the maximum term of any Option granted under the Stock Option Plan will be ten years. The Stock Options Plan provides for a cashless exercise procedure.

The total number of Common Shares that may be reserved for issuance to all directors and executive officers as a group under the Stock Option Plan and any other Securities Based Compensation Arrangements, in aggregate, will not exceed, at any time, or within any 12-month period, 10% of the issued and outstanding Common Shares, on a non-diluted basis, as at the date of grant of any Options under the Stock Option Plan.

The total number of Common Shares that may be reserved for issuance and granted to any one Executive (as defined in the Stock Option Plan) under the Stock Option Plan and all other Securities Based Compensation Arrangements, in aggregate, will not exceed at any time, or within a 12-month period, 5% of the issued and outstanding Common Shares, on a non-diluted basis, as at the date of grant of any Options under the Stock Option Plan.

The total number of Common Shares that may be reserved for issuance and granted to persons engaging in investor relations activities under the Stock Option Plan and all other Securities Based Compensation Arrangements, in aggregate, will not exceed at any time, or within a 12-month period, 1% of the issued and outstanding Common Shares, on a non-diluted basis, as at the date of grant of any Options under the Stock Option Plan.

Annual shareholder approval is not required for the Stock Option Plan. The Board may terminate the Stock Option Plan at any time in its absolute discretion, without shareholder approval. If the Stock Option Plan is terminated, no further Options will be granted, but the Options then outstanding will continue in full force and effect in accordance with the provisions of the Stock Option Plan until the time they are exercised or terminated or expire under the terms of the Stock Option Plan and the applicable Option agreement.

RSU Plan

The RSU Plan was approved by shareholders at a special meeting of shareholders held on December 16, 2020. The RSU Plan was established to provide a financial incentive for employees, consultants and directors of the Company, to devote their best efforts towards the long-term success of the Company’s business, by aligning qualified participants’ financial interests with those of the Company and its shareholders, to assist the Company in attracting and retaining individuals with top-level talent, passion, ability, and an overall commitment to the business of the Company, and to ensure that the total compensation provided to such participants is at competitive levels. Accordingly, the RSU Plan is intended to supplement the Company’s other Securities Based Compensation Arrangements provided that the aggregate issuances under the RSU Plan and all other the Securities Based Compensation Arrangements do not exceed 10% of the issued and outstanding Common Shares on a non-diluted basis immediately prior to the proposed grant of the applicable RSUs.

The RSU Plan provides that RSUs may be granted by the Board, or if delegated to a committee of the Board, by the Compensation Committee, to directors, executive officers, employees and consultants of the Company (each an “RSU Participant”). The Compensation Committee determines from time to time the RSU Participants to whom RSUs are granted and the provisions and restrictions with respect to such grant. The Compensation Committee takes into consideration the present and potential contributions of and the services rendered by the particular RSU Participant to the success of the Company and any other factors which the Compensation Committee deems appropriate and relevant.

Each RSU entitles the RSU Participant, subject to the RSU Participant’s satisfaction of any conditions, restrictions or limitations imposed under the RSU Plan or RSU grant letter, to receive: (i) one previously unissued Common Share for each RSU; or (ii) a cash payment equal to the number of RSUs multiplied by the fair market value of one Common Share on the vesting date; or (iii) a combination of (i) and (ii), as determined by the Board or Compensation Committee, on the date when the RSU is fully vested. Concurrent with the determination to grant RSUs to a RSU Participant, the Compensation Committee also determines the vesting schedule applicable to such RSUs, which shall extend no later than December 15th of the third calendar year following the calendar year in which the grant occurred in respect of the RSUs.

RSU grants are subject to additional limitations under the terms of the RSU Plan. Unless permitted by the Canadian Securities Exchange (the “CSE”) or approved by disinterested shareholders:

(a)
the maximum number of RSUs available for grant to any one person under the RSU Plan and any other Securities Based Compensation Arrangements of the Company in a 12 month period is 5% of the total number of Common Shares then outstanding on a non-diluted basis; and

(b)
the maximum number of Common Shares issuable to insiders of the Company (as a group) under the RSU Plan, together with any other Common Shares issuable under any other Securities Based Compensation Arrangements, shall not exceed at any time or within any 12 month period, 10% of the issued and outstanding Common Shares on a non-diluted basis at the time of grant.

Further, the total number of Common Shares issuable to any RSU Participant performing investor relations activities over any 12 month period, pursuant to the RSU Plan and together with any other Common Shares issuable under any other Securities Based Compensation Arrangements, cannot exceed 1% of the issued and outstanding number of Common Shares then outstanding on a non-diluted basis at the time of grant.

The Board or the Compensation Committee, as the case may be, may terminate, discontinue or amend the RSU Plan at any time, provided that, without the consent of an RSU Participant, such termination, discontinuance or amendment may not in any manner adversely affect such RSU Participant’s rights under any RSU granted to such RSU Participant under the RSU Plan.

The Board or the Compensation Committee may, subject to the receipt of shareholder approval and the receipt of any regulatory approval including any stock exchange approval (where required), make the following amendments to the RSU Plan or RSUs under the RSU Plan:

(a)
increase the number of Common Shares which may be issued pursuant to the RSU Plan, other than by virtue of a change in Common Shares, whether by reason of a stock dividend, consolidation, subdivision or reclassification which adjustment may be made by the Board or Compensation Committee for the number of Common Shares available under the RSU Plan and the number of Common Shares subject to RSUs;

(b)	amend the definition of “Participant” under the RSU Plan which would have the potential of narrowing, broadening or increasing insider participation;

(c)	amendments to cancel and reissue RSUs;

(d)
amendments to the list of amendments to the RSU Plan or RSUs requiring requisite regulatory and shareholder approval and those subject to requisite regulatory approval (where required) but not subject to shareholder approval;

(e)	amendments that extend the term of an RSU;

(f)
amendments to the participation limits including: the maximum number of shares issuable under the RSU Plan, limitations on grants of RSUs to any one person in a 12-month period, grants within a one year period to insiders, and the number of shares issuable to a person providing investor relations activities in any 12-month period; and

(g)
amendments to the RSU Plan that would permit RSUs, or any other right or interest of a RSU Participant under the RSU Plan, to be assigned or transferred, other than for normal estate settlement purposes.

The Board or the Compensation Committee may, subject to receipt of requisite regulatory approval (where required), but not subject to shareholder approval, in its sole discretion make all other amendments to the RSU Plan or RSUs under the RSU Plan that are not of the type contemplated above, including, without limitation:

(a)	amendments of a housekeeping nature;

(b)	amendments to the vesting provisions of a RSU or the RSU Plan;

(c)	amendments to the definitions, other than such definitions noted above;

(d)	amendments to reflect changes to applicable securities laws; and

(e)
amendments to ensure that the RSUs granted under the RSU Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which a RSU Participant to whom a RSU has been granted may from time to time be a resident, citizen or otherwise subject to tax therein.

Except as otherwise may be expressly provided for under the RSU Plan or pursuant to a will or by the laws of descent and distribution, no RSU and no other right or interest of a RSU Participant is assignable or transferable, and any such assignment or transfer in violation of the RSU Plan is deemed to be null and void.

In the event there is any change in the Common Shares, whether by reason of a stock dividend, consolidation, subdivision or reclassification, an appropriate adjustment will be made by the Board or Compensation Committee in the number of Common Shares available under the RSU Plan and the number of Common Shares subject to any RSUs. If the foregoing adjustment results in a fractional Common Share, the fraction shall be rounded down to the nearest whole number. All such adjustments are conclusive, final and binding for all purposes of the RSU Plan.

Performance Graph

The following graph compares the cumulative total shareholder return by comparing a $100 investment in Common Shares on November 5, 2019 (the date the Company commenced trading on the CSE following the completion of its reverse takeover transaction with IMC Holdings) to the cumulative shareholder return of the CSE Composite Index for the same period.

	November 5, 2019	December 2019	December 2020	December 2021	December 2022
IM Cannabis Corp.	100.00	53.04	391.56	164.58	5.07
CSE Composite Index	100.00	99.79	170.08	130.95	48.66

The Board is of the view that the Management, including each of the Named Executive Officers, delivered excellent value to shareholders since the completion of the Company’s reverse takeover transaction and beginning of trading on the CSE on November 5, 2019. As evidenced by the performance graph above, the Common Shares outperformed the CSE Composite Index during such period; however, the trend shown in the above graph does not necessarily correspond to the Company’s compensation to its Named Executive Officers for such period. The Board considered the high-quality contributions by each executive in achieving notable milestones in business development and execution of the Company’s strategic plans. Executive compensation during this period is reflective of the dedication and loyalty to grow the Company and to continue towards its goal of becoming a leading global premium cannabis producer and purveyor.

Share-Based and Option-Based Awards

The Company recognizes the importance of share-based and option-based awards for retaining employees and keeping them motivated. New grants to employees are made based on the role and position of the employee, with consideration given to the limits imposed by the Company’s Securities Based Compensation Arrangements.

The role of the Compensation Committee is to review Management’s recommendations and provide feedback related to security based compensation. During the years 2020 and 2021, the Company retained the services of PricewaterhouseCoopers (“PwC”) and Niagara Street HR Consulting Inc. (“Niagara”), respectively, to provide guidance on the compensation of top Management and directors and followed these guidance in 2022.

Compensation Governance

The Compensation Committee

The Compensation Committee is responsible for, among other things, developing and monitoring the Company’s overall approach to compensation issues and implementing and administering a system of compensation that provides for competitive base salaries. The Compensation Committee conducts an annual review of the Company’s compensation issues and practices, including corporate goals and objectives relative to the compensation of the CEO and other senior officers, and makes a comprehensive set of recommendations to the Board during each calendar year. The Compensation Committee is comprised of three independent directors, being Mr. Moti Marcus, Ms. Einat Zakariya, and Mr. Brian Schinderle. During meetings of the Compensation Committee, the primary goal as they relate to compensation matters are to ensure that the compensation provided to the Named Executive Officers and other senior officers and executives are determined with regard to the Company’s business strategies and objectives, such that the financial interest of the executive officers are aligned with the financial interest of shareholders, and to ensure that their compensation is fair and reasonable and sufficient to attract and retain qualified and experienced executives. The Company uses the benchmark method in order to determine the compensation for its directors and executive officers. Under the benchmark method, more than ten similar companies are reviewed in order to ensure that compensation to directors and executive officers is within the market range.

The Board looks to the past experience of each director in determining the composition of the Compensation Committee and strives to include a range of skills and experiences when making appointments to ensure the Compensation Committee is comprised of directors that act independently and think analytically about the Company’s compensation practices. As a whole, each of the members of the Compensation Committee have direct experience and skills relevant to their responsibilities in executive compensation, including with respect to enabling such directors in making informed decisions on the suitability of the Company’s compensation policies and practices.

Executive Compensation-Related Fees

“Executive Compensation-Related Fees” consist of fees for professional services billed by each consultant or advisor, or any of its affiliates, that are related to determining compensation for any of the Company’s directors and executive officers. In August 2020, the Company retained PwC to act as its compensation advisor and to build a compensation plan for the Company’s directors and executive officers. PwC billed the Company $14,000 in Executive Compensation-Related Fees for the year ended December 31, 2020. Niagara billed the Company $50,000 in Executive Compensation-Related Fees for the year ended December 31, 2021. There were no Executive Compensation-Related Fees for the year ended December 31, 2022.

All Other Fees

“All Other Fees” consist of fees for services that are billed by each consultant or advisor mentioned above and which are not reported under “Executive Compensation-Related Fees”. Neither PwC nor Niagara billed the Company for any other fees during the fiscal year ended December 31, 2022.

Summary Compensation Table

The following table (presented in accordance with Form 51-102F6 under NI 51-102) sets out all direct and indirect compensation for, or in connection with, services provided to the Company and its subsidiaries for the three most recently completed financial years of the Company in respect of the Named Executive Officers of the Company.

Name and Principal Position	Year(1)	Salary ($)	Share-Based Awards ($)	Option-Based Awards ($) (7)	Non-Equity Incentive Plan Compensation ($)		All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans	Long-Term Incentive Plans
Oren Shuster(1) CEO and Director	2022	506,244	Nil	1,110,057	Nil	Nil	Nil	1,616,301
	2021	515,731	Nil	1,388,455	121,000	Nil	Nil	2,025,186
	2020	424,492	Nil	202,743	110,000	Nil	4,577	741,812
Shai Shemesh(2) CFO	2022	321,950	Nil	307,636	Nil	Nil	Nil	629,586
	2021	300,607	Nil	408,653	82,500	Nil	Nil	791,760
	2020	249,960	Nil	112,390	75,000	Nil	Nil	437,350
Marc Lustig Executive Chairman and Director(3) (6)	2022	282,480	558,538	50,089	Nil	Nil	Nil	891,107
	2021	264,000	1,286,498	329,846	Nil	Nil	Nil	1,880,344
	2020	90,000	Nil	1,059,085	Nil	Nil	500,000	1,649,085
Michael Ruscetta CEO of a subsidiary(4)	2022	128,497	Nil	464,310	Nil	Nil	Nil	597,807
	2021	201,250	Nil	675,719	175,000	Nil	Nil	1,051,969
	2020	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Howard Steinberg CEO of a subsidiary(5)	2022	704,688	Nil	464,310	Nil	Nil	Nil	1,168,998
	2021	480,000	Nil	675,719	400,000	Nil	Nil	1,555,719
	2020	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes
(1) Mr. Shuster was appointed CEO and director of the Company on October 11, 2019. Mr. Shuster does not earn consideration for his role as a director of the Company.
(2) Mr. Shemesh was appointed CFO of the Company on October 11, 2019
(3) Mr. Lustig was appointed Executive Chairman of the Company on December 29, 2020. Mr. Lustig does not earn consideration for his role as a director of the Company.
(4) Mr. Ruscetta is the CEO of Trichome Financial Corp. (“Trichome”).
(5) Mr. Steinberg is the CEO of Trichome JWC Acquisition Corp (“TJAC”) and MYM Nutraceuticals Inc.(“MYM”). Please see comment 4 above.
(6) On September 21, 2021 the Company granted Mr. Lustig 550,000 RSUs.
(7) The Company used the Black-Scholes pricing model as the methodology to calculate the grant date fair value, and relied on the following the key assumptions and estimates for each calculation under the following assumptions: (i) risk free interest rate of 0.42% to 1.97% (ii) expected dividend yield of 0%; (iii) expected volatility of 76.28% to 82.31%; and (iv) a term of 5 to 10 years. The Black-Scholes pricing model was used to estimate the fair value as it is the most accepted methodology.

Outstanding Option-Based Awards and Share-Based Awards

The following table is a summary of all outstanding option-based awards and share-based awards of Named Executive Officers as of December 31, 2022.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(1) (2) (#)	Option exercise price ($)(3)	Option expiration date	Value of unexercised in-the-money options(3) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested(4) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Oren Shuster CEO and Director	6,250 75,000 50,000	40 58.7 16	June 9, 2025 May 19, 2026 January 4, 2029	Nil Nil Nil	Nil	Nil	Nil
Shai Shemesh CFO	3,750 20,165 6,250	40 58.7 16	June 9, 2025 May 19, 2026 April 7, 2029	Nil Nil Nil	Nil	Nil	Nil
Yael Harrosh Chief Legal and Operations Officer	3,750 18,707 5,000	40 58.7 16	June 9, 2025 May 19, 2026 January 4, 2029	Nil Nil Nil	Nil	Nil	Nil
Marc Lustig(1) Executive Chairman and Director	67,500	16	September 11, 2029	Nil	13,757	17,884	53,616
Rinat Efrima CEO of a subsidiary	5,000	27.3	April 4, 2027	Nil	Nil	Nil	Nil
Richard Balla CEO of a subsidiary	3,750	16	July 7, 2029	Nil	Nil	Nil	Nil
Michael Ruscetta CEO of a subsidiary	23,250	100.2	March 18, 2026	Nil	Nil	Nil	Nil
Howard Steinberg CEO of a subsidiary	23,250	100.2	March 18, 2026	Nil	Nil	Nil	Nil

Notes
(1)	Mr. Lustig was appointed as board member on October 11, 2019, and as Executive Chairman on December 29, 2020.
(2)	Each Option entitles the holder to purchase one Common Share.
(3)	On November 17, 2022, the Company completed a consolidation of its Common Shares on a 10:1 basis. The figures reported in this table are presented on a 10:1 post-consolidation basis.
(4)
Calculated using the closing market price of the Common Shares on the CSE on December 31, 2022 of $1.3 and subtracting the exercise price of in-the-money Options, including unvested. These Options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(5)	Calculated using the closing market price of the Common Shares on the CSE on December 31, 2022 of $1.3.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth for each Named Executive Officer, the value of option-based awards and share-based awards that vested during the year ended December 31, 2022 and the value of non-equity incentive plan compensation earned during the year ended December 31, 2022.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Oren Shuster CEO	1,410,332	Nil	Nil
Shai Shemesh CFO	429,862	Nil	Nil
Yael Harrosh Chief Legal and Operations Officer	302,668	Nil	Nil
Marc Lustig Executive Chairman and Director	536,117	641,982	Nil
Rinat Efrima CEO of a subsidiary	Nil	Nil	Nil
Richard Balla CEO of a subsidiary	37	Nil	Nil
Michael Ruscetta CEO of a subsidiary	732,792	Nil	Nil
Howard Steinberg CEO of a subsidiary	732,792	Nil	Nil

PENSION PLAN BENEFITS

There are no pension plan benefits in place for the Named Executive Officers or the directors of the Company.

EXTERNAL MANAGEMENT COMPANIES

Except as described below, none of the Named Executive Officers or directors of the Company have been retained or employed by an external management company which has entered into an understanding, arrangement or agreement with the Company to provide executive management services to the Company, directly or indirectly.

Mr. Steinberg provides his services as the CEO of the Company’s subsidiary, MYM, through a private company operating as an external management company.

Mr. Shuster provides his services as the CEO of the Company’s subsidiary, IMC Holdings, through a private company operating as an external management company.

Mr. Lustig provides his services as the Executive Chairman of the Company, through a private company operating as an external management company.

Ms. Einat Zakaria provides her services as a director of the Company through a private company operating as an external management company.

Mr. Moti Marcus provides his services as a director of the Company through a private company operating as an external management company.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Other than described below, no Named Executive Officer has entered an arrangement with the Company or a subsidiary of the Company that provide for payments to the Named Executive Officers in connection with any termination or change of control beyond any payment that a Named Executive Officer may be entitled to pursuant to applicable employment standard law:

Oren Shuster

As at December 31, 2022, Mr. Shuster performed the services of CEO of the Company, through a private company acting as an external management company (“Shuster Management Company”). The Shuster Management Company was paid a monthly fee of $42,000 per month (plus VAT). Either the Company (through its subsidiary) or the Shuster Management Company may terminate the agreement at any time for any reason upon three months’ notice with continuing payments during such notice period. The Company, through its subsidiary, may terminate the agreement forthwith for cause without notice. As of March 2022, Mr. Shuster performs the services of CEO of the Company under substantially similar terms.

Michael Ruscetta

The Company’s subsidiary, Trichome, entered into an executive employment contract with Mr. Ruscetta effective May 4, 2018. Under this contract Mr. Ruscetta is entitled to base salary compensation of $175,000 per annum, cash incentive award equal to 100% of the base salary, and certain grants of securities based awards that are subject to vesting conditions. In the event that Mr. Ruscetta is terminated for cause, Trichome may terminate Mr. Ruscetta’s employment without notice and securities based awards, whether vested or unvested, will immediately terminate. If Mr. Ruscetta is terminated without cause or Trichome is subject to a change of control in which over 50% of the voting shares of Trichome is acquired, directly or indirectly, by any person and Mr. Ruscetta is terminated in connection with such change of control, Mr. Ruscetta will be provided with notice or pay in lieu of notice equal to ongoing payment of base salary, pro-rata average bonus and continuation of benefits coverage for a period equal to six months plus one month for every year of service completed after May 7, 2019. If Mr. Ruscetta is terminated without cause, vested securities based awards will continue on their terms and unvested securities based awards will terminate. If Trichome is subject to a change of control, all unvested securities will be payable in accordance with their terms.

Howard Steinberg

Mr. Steinberg performs the services of CEO of TJAC and MYM through a private company acting as an external management company (“Steinberg Management Company”). The Steinberg Management Company is paid a monthly fee of $40,000 per month (plus HST) and $100,000 per quarter (plus HST). Either the Company (through its subsidiary) or the Steinberg Management Company may terminate the agreement at any time upon three months’ notice with continuing payments during such notice period, pro-rated for any partial month or quarter. The Company (through its subsidiary) may also terminate the agreement immediately and pay a termination fee equal to three months` notice, pro-rated for any partial month or quarter.

DIRECTOR COMPENSATION

The objective of the Company’s compensation program for directors is to attract and retain members of the Board of a quality and nature that will enhance the sustainable profitability and growth of the Company. Director compensation is intended to provide an appropriate level of remuneration considering the experience, responsibilities, time requirements and accountability of their roles.

Director Compensation Table

The following table sets out certain information respecting the compensation paid to directors of the Company who were not Named Executive Officers during the year ended December 31, 2022.

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)(5)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Vivian Bercovici Director(1)	58,530	Nil	75,918	Nil	Nil	Nil	134,448
Haleli Barath(2) Director	59,560	Nil	205,764	Nil	Nil	Nil	265,324
Brian Schinderle Director	86,797	Nil	205,764	Nil	Nil	Nil	292,561
Moti Marcus(3) Director	24,722	Nil	7,114	Nil	Nil	Nil	31,836
Einat Zakariya(4) Director	24,621	Nil	7,114	Nil	Nil	Nil	31,735

 Notes
(1)	Ms. Bercovici resigned on September 13, 2022.
(2)	Ms. Barath resigned on September 13, 2022.
(3)	Mr. Marcus was appointed on September 13, 2022.
(4)	Ms. Zakariya was appointed on September 13, 2022.
(5)
The Company used the Black-Scholes pricing model as the methodology to calculate the grant date fair value, and relied on the following the key assumptions and estimates for each calculation under the following assumptions: (i) risk free interest rate of 0.42% to 3.03% (ii) expected dividend yield of 0%; (iii) expected volatility of 78.7% to 82.01%; and (iv) a term of 5 to 10 years. The Black-Scholes pricing model was used to estimate the fair value as it is the most accepted methodology.

Directors’ Outstanding Option-Based Awards and Share-Based Awards

The following table sets forth for each of the Company’s directors, other than directors who are also currently Named Executive Officers, all share-based awards and option-based awards outstanding at the end of the year ended December 31, 2022.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(1) (2) (#)	Option exercise price ($)(2)	Option expiration date	Value of unexercised in-the-money options(3) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Vivian Bercovici(4)	5,250 3,000	40.00 58.70	June 9, 2025 May 19, 2026	Nil	Nil	Nil	Nil
Haleli Barath(5)	9,000	100.00	February 28, 2026	Nil	Nil	Nil	Nil
Brian Schinderle	9,000	100.00	February 28, 2026	Nil	Nil	Nil	Nil
Moti Marcus(6)	9,000	6.00	September 19, 2027	Nil	Nil	Nil	Nil
Einat Zakariya(7)	9,000	6.00	September 19, 2027	Nil	Nil	Nil	Nil

Notes
(1)	Each Option entitles the holder to purchase one Common Share.
(2)	On February 12, 2021, the Company completed a consolidation of its Common Shares on a 4:1 basis. The figures reported in this table are presented on a 4:1 post-consolidation basis.
(3)
Calculated using the closing market price of the Common Shares on the CSE on December 31, 2022 of $1.3 and subtracting the exercise price of in-the-money Options, including unvested. These Options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(4)
Ms. Bercovici resigned on September 13, 2022 but remained as a director of IMC Holdings, therefore her options continued to vest according to the Option Plan. Ms. Bercovici resigned from IMC Holdings on January 8, 2023.

(5)	Ms. Barath resigned on September 13, 2022 but remained as a director of IMC Holdings, therefore her options continued to vest according to the Option Plan.
(6)	Mr. Marcus was appointed on September 13, 2022
(7)	Ms. Zakariya was appointed on September 13, 2022.

Directors’ Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth for each of the Company’s directors, other than directors who are also currently Named Executive Officers, the value of option-based awards and share-based award that vested during the year ended December 31, 2022, and the value of non-equity incentive plan compensation earned during the year ended December 31, 2022.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Vivian Bercovici(1)	130,200	Nil	Nil
Haleli Barath(2)	362,043	Nil	Nil
Brian Schinderle	362,043	Nil	Nil
Moti Marcus(3)	Nil	Nil	Nil
Einat Zakariya(4)	Nil	Nil	Nil

Notes
(1)
Ms. Bercovici resigned on September 13, 2022 but remained as a director of IMC Holdings, therefore her options continued to vest according to the Option Plan. Ms. Bercovici resigned from IMC Holdings on January 8, 2023.

(2)	Ms. Barath resigned on September 13, 2022 but remained as a director of IMC Holdings, therefore her options continued to vest according to the Option Plan.
(3)	Mr. Marcus was appointed on September 13, 2022.
(4)	Ms. Zakariya was appointed on September 13, 2022.

EQUITY COMPENSATION PLAN INFORMATION

The Stock Option Plan and RSU Plan are the only equity compensation plans approved by the Company’s shareholders. The following sets forth information in respect to Common Shares authorized for issuance under the Company’s equity compensation plans as at December 31, 2022:

Plan Category	Number of Securities to be Issued upon Exercise of Options, Warrants and Rights (a)	Weighted – Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a)) (c)
Equity Compensation Plans Approved by Securityholders	800,535	$55.23	241,908
Equity Compensation Plans Not Approved by Securityholders	Nil	N/A	Nil
Total	800,535	$55.23	241,908

Note
(1)	On November 17, 2022, the Company completed a consolidation of its Common Shares on a 10:1 basis. The figures reported in this table are presented on a 10:1 post-consolidation basis.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets out the aggregate indebtedness of all directors, executive officers or employees of the Company or its subsidiaries or former directors, executive officers or employees of the Company or its subsidiaries, as at October 19, 2023, entered into in connection with a purchase of securities or otherwise.

Aggregate Indebtedness
Purpose	To the Company or its Subsidiaries ($)	To Another Entity ($)
Share purchases	Nil	Nil
Other	1,088,984(1)	Nil

Note
(1)
As at October 19, 2023, Oren Shuster, the CEO and a director of the Company and Rafael Gabay, a former director of the Company, were each indebted to IMC Holdings, a wholly owned subsidiary of the Company, in the amount of $544,492.

Other than as provided above, none of the directors, executive officers or employees of the Company or its subsidiaries or former directors, executive officers or employees of the Company or its subsidiaries have any indebtedness outstanding to the Company or any of its subsidiaries or indebtedness outstanding to another entity that is subject to a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries as of the date hereof.

The following table sets forth the indebtedness to the Company and its subsidiaries of all executive officers, directors, employees, other than routine indebtedness as defined under Canadian securities law and indebtedness that has been entirely repaid by the date of this Circular. Routine indebtedness includes: (i) loans made on terms no more favourable than loans to employees generally, for which the amount remaining unpaid does not exceed $50,000 at any time during the last completed financial year to any director, executive officer, or proposed nominee together with their associates; (ii) loans to full-time employees, fully secured against their residence and not exceeding their annual salary; (iii) loans other than to full-time employees, on substantially the same terms available to other customers with comparable credit and involving no more than the usual risk of collectability; and (iv) loans for purchases on usual trade terms, or for ordinary travel or expense advances, or similar reasons, with repayment arrangements in accordance with usual commercial practice.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS UNDER (1) SECURITIES PURCHASE AND (2) OTHER PROGRAMS ($)
Name and Principal Position	Involvement of Company or Subsidiary	Largest Amount Outstanding During the Year Ended December 31, 2022	Amount Outstanding as at October 19, 2023	Financially Assisted Securities Purchases During the Year Ended December 31, 2022	Security for Indebtedness	Amount Forgiven During the Year Ended December 31, 2022
Oren Shuster CEO and Director	IMC Holdings	533,899	544,492	Nil	Nil	Nil
Marc Lustig Executive Chairman	Company	4,887,208	Nil	Nil	Nil	Nil

On April 2, 2019, IMC Holdings, a wholly owned subsidiary of the Company, restructured its organization (the “IMC Restructuring”) resulting in the divestiture to Oren Shuster and Rafael Gabay of its interest in Focus Medical Herbs Ltd., which is licensed by the Israeli Ministry of Health to propagate and cultivate cannabis in Israel.

In connection with the IMC Restructuring, IMC Holdings provided loans to each of Mr. Shuster and Mr. Gabay in the amount of $550,000 (NIS 1,378,250), bearing interest at a rate according to the interest rate stated in section 3(j) to the Israeli Income Tax Ordinance (2.9% per year 2023). As of October 19, 2023, Mr. Shuster was indebted to the Company in the amount of $544,492 (NIS 1,519,131) and Mr. Gabay was indebted to the Company in the amount of $544,492 (NIS 1,519,131).

In connection with the Company acquiring all of the issued and outstanding shares of Trichome pursuant to a statutory plan of arrangement under the Business Corporations Act (Ontario), Marc Lustig, Executive Chairman of the Board, agreed to indemnify and hold harmless the Company, against withholding tax liabilities to Canada Revenue Agency (“CRA”), and pay the Company the following amounts in cash: (a) any portion of remittance to the CRA on account of any non-resident Canadian (estimated at approximately $1,886,000); plus (b) 75% of any liabilities for penalties up to December 31, 2021 and 100% of any penalties from January 1, 2022 onward (estimated at approximately $604,000), and indemnify 75% of any liabilities for interest through December 31, 2021 and 100% of any interest from January 1, 2022  (estimated at approximately $342,000), in connection with the withholding tax liabilities to CRA  (other than penalties and interest included in (a) above); plus (c) to the extent not captured above in sections (a) and (b), 100% of the withholding tax liabilities, subtracting all cash proceeds received by Trichome or the Company from the sale of certain Common Shares to cover the tax liabilities.

Mr. Lustig transferred cash to the Company in the amount of $3,250,000. Further, on March 30, 2022, Mr. Lustig entered into several security agreements under which he pledged 833,508 Common Shares, vested RSUs and Options in favor of the Company to secure the indemnification asset for the remaining tax withholding liability. Such pledge of securities was registered in Ontario and British Columbia. On May 5, 2023, the Company completed a debt settlement (the “Debt Settlement”) with L-5 Capital Inc. (“L5 Capital”), a company controlled by Mr. Lustig. Pursuant to the Debt Settlement, the Company settled outstanding indebtedness of $838,000 (approximately US$615,000) through the issuance of 492,492 units of the Company at a price of US$1.25 per unit. Each unit consisted of one Common Share and one Common Share purchase warrant. Each purchase warrant entitles L5 Capital to purchase one additional Common Share at an exercise price of US$1.50 per Common Share for a period of 36 months from the date of issuance. As of October 19, 2023, except for the tax obligation of $839,000 related to the Debt Settlement, there is no indebtedness remaining to the Company.

Other than as provided above, no individual who is, or at any time during the Company’s last fiscal year was, a director or executive officer of the Company, proposed management nominee for director of the Company or associate of any such director, executive officer or proposed nominee is as at the date hereof, or at any time since the beginning of the Company’s last fiscal year has been, indebted to the Company or any of its subsidiaries or to another entity where the indebtedness to such other entity is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, including indebtedness for security purchase or any other programs.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Management is not aware of any material interest, direct or indirect, of any informed person of the Company, or any associate or affiliate of any such informed person, in any transaction since the commencement of the Company’s fiscal year ended December 31, 2022, or in any proposed transaction, that has materially affected or would materially affect the Company.

CORPORATE GOVERNANCE

The Board views effective corporate governance as an essential element for the effective and efficient operation of the Company. The Company believes that effective corporate governance improves corporate performance and benefits all of its shareholders. The following statement of corporate governance practices sets out the Board’s review of the Company’s governance practices relative to Form 58-101F1 under National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”). Additional information on the Company’s corporate governance practices (under the heading “Corporate Governance”) can be found in the Company’s annual report on Form 20-F for the year ended December 31, 2022 dated March 29, 2023 (the “Annual Report”). The Annual Report is available on the Company’s profile on SEDAR+ at www.sedarplus.ca. Upon request, the Company will promptly provide a copy of the Annual Report free of charge to any securityholder of the Company who requests it.

Board

The Board is responsible for supervising the management of the business and affairs of the Company. The independent directors, as such term is defined in NI 58-101 and National Instrument 52-110 – Audit Committees (“NI 52-110”), are Moti Marcus, Brian Schinderle and Einat Zakariya. The non-independent directors are Oren Shuster, and Marc Lustig by virtue of them being CEO and executive chairman of the Company, respectively. As a result, the majority of the Board as it is currently constituted are independent. The Board facilitates its exercise of independent supervision through regular meetings of the Board, including meetings without the non-independent directors in attendance. The independent directors must hold regularly scheduled executive sessions, at least twice a year, without the non-independent directors and any senior officers present at meetings of the Board.

The attendance for each director for Board meetings and committee meetings, since the beginning of the most recently completed financial year, is as follows:

Name of Director	Board	Audit Committee	Compensation Committee	Governance and Nomination Committee
Vivian Bercovic(1)	46.15% (6/13)	50% (2/4)	-	-
Brian Schinderle	100% (13/13)	100% (4/4)	-	-
Haleli Barath(2)	46.15% (6/13)	50% (2/4)	-	-
Oren Shuster	100% (13/13)	-	-	-
Marc Lustig	100% (13/13)	-	-	-
Moti Marcus(3)	46.15% (6/13)	50% (2/4)	-	-
Einat Zakariya(4)	46.15% (6/13)	50% (2/4)	-	-

Notes
(1)	Ms. Bercovici resigned as a director of the Company on September 12, 2022.
(2)	Ms. Barath was appointed as a director of the Company on February 22, 2021 and resigned as a director of the Company on September 12, 2022.
(3)	Mr. Marcus was appointed as a director of the Company on September 12, 2022.
(4)	Ms. Zakariya was appointed as a director of the Company on September 12, 2022.

In addition to the meetings referenced above, there were numerous informal meetings between Management and the committees. The independent directors do not hold regularly scheduled meetings at which non-independent directors and members of Management are not present. However, the Board believes that appropriate structures and procedures are in place to ensure that it can function independently of Management and the Board periodically holds independent sessions at the end of Board meetings. Independent directors are also in frequent informal communication with one another.

The Board believes that it functions independently of management and reviews its procedures on an ongoing basis to ensure that it is functioning independently of management. The Board meets without management present, as circumstances require. If conflicts arise, interested parties are precluded from voting on matters in which they may have an interest. Considering the guidelines contained in NP 58-201, the Board convenes meetings, as deemed necessary, of the independent directors, at which non-independent directors and members of management are not in attendance. The Board is of the opinion that no formal leadership of independent directors is required given the size of the Board and the ability of the independent directors to convene meetings of independent directors.

The Board has plenary power to manage and supervise the management of the business and affairs of the Company and to act in the best interest of the Company. The Board is responsible for the overall stewardship of the Company and approves all significant decisions that affect the Company before they are implemented. The Board also considers their implementation and reviews the results. Any related party transaction as such term is defined in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions, is subject to review by the independent directors of the Company.

In order to exercise their duties appropriately, the Board may at any time retain outside financial, legal or other advisors at the expense of the Company. In addition, any director may, subject to the approval of the Governance and Nomination Committee, retain an outside financial, legal or other advisor at the expense of the Company.

The roles and responsibilities of the chairman of the Board is set out in the Mandate of the Board. The Board has not developed written position descriptions for the chair of each Board committee. The persons acting as chairs of Board committees have the experience and expertise necessary to assess the role they must play in the context of a public company. The Company has adopted a position description for the CEO, summarized as follows.

CEO Position Description

The CEO is responsible for leading the business and affairs of the Company through the development and implementation of plans, policies, values, strategies, specific goals and budgets for the growth and operation of the Company with the objective of maximizing the Company’s long-term success and creating shareholder value. The CEO will report directly to the Board and shall respect the Board’s independence and discuss all major corporate commitments and strategies with the Board before they are undertaken. In fulfilling their responsibilities, the CEO shall foster a corporate culture that promotes and encourages high ethical and moral standards, individual integrity and compliance with applicable laws and regulations and policies implemented by the Company that further such objectives.

Specific Responsibilities

The CEO is specifically responsible for:

(a)	overseeing that the day-to-day business affairs of the Company are appropriately managed and taking steps to maintain and enhance an effective senior management team reporting to the CEO;

(b)	recommending to the Board the Company’s financial and operating goals and objectives and, following approval by the Board thereof, consistently striving to achieve such goals and objectives;

(c)
formulating, and presenting to the Board for approval, long-term business plans, strategies and policies having the objective of maximizing the Company’s long-term success and  the creation of shareholder value;

(d)	together with other senior management as are appropriate, developing and recommending to the Board annual business plans and budgets that support the Company’s long term business plans and strategies;

(e)	developing and implementing, with senior management of the Company, plans, strategies, budgets and policies necessary to achieve the goals and objectives of the Company;

(f)	supervising, maintaining and deploying the Company’s resources – human, financial or otherwise – with the purpose and objective of achieving the Company’s operating goals and objectives;

(g)
keeping the Board informed in a timely and candid manner of the progress of the Company towards the achievement of its strategic and operational goals and objectives and of all material deviations from the goals, objectives, plans, strategies, budgets or policies established by the Board;

(h)
overseeing, evaluating and taking steps to enhance, where necessary, the integrity and reliability of the Company’s internal controls, including its management information systems and financial reporting, and establishing, maintaining, designing and evaluating disclosure controls and procedures for the Company;

(i)
identifying and managing business risks faced by the Company, including overseeing the design and implementation of appropriate systems and procedures to effectively monitor, manage and mitigate such risks;

(j)	ensuring that the Board has regular exposure to the Company’s senior management and overseeing the development and succession of the Company’s senior management team;

(k)	evaluating the performance of senior management of the Company and making recommendations with respect to their compensation;

(l)	maintaining a positive and ethical work climate that is conducive to attracting, retaining and motivating a diverse group of top-quality employees at all levels;

(m)
serving as the Company’s principal spokesperson and ensuring that information communicated to the public fairly portrays the position of the Company and that timely and continuous disclosure obligations of the Company are met;

(n)
representing the Company in a such a way so as to enhance and maintain the Company’s reputation and to promote positive relationships with shareholders, suppliers, contractors, clients, service providers, strategic partners, creditors, financial institutions, local communities, all levels of government and the media; and

(o)	fulfilling all other responsibilities as assigned by the Board, in the manner expected by the Board.

In addition, the CEO has the responsibilities specified in their employment agreement with the Company.

Board Diversity

The Company believes it is important that its Board is composed of individuals reflecting the diversity represented by our employees, our customers, and our communities. Below is enhanced disclosure regarding the diversity of the Board as required by the Nasdaq’s Board Diversity Rule.

Board Diversity Matrix as of October 19, 2023
Country of Principal Executive Offices:	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5
	Male	Female	Non-Binary	Did Not Disclose Gender
Part 1: Gender Identity
Directors	4	1	0	0
Part 2: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

Other Reporting Issuer Experience

Other than as described below, none of the Company’s nominee directors are currently directors of other reporting issuers (or equivalent) in a jurisdiction of Canada or a foreign jurisdiction.

Name of Nominee Director	Name of Reporting Issuer	Exchange and Symbol
Marc Lustig	Briacell Therapeutics Corp.	TSX: BCT; NASDAQ: BCTX
	Aequus Pharmaceuticals Inc.	TSXV: AQS; OTCQB: AQSZF
	Cresco Labs Inc.	CSE: CL; OTCQX: CRLBF; FSE: 6CQ
	PharmaCielo Ltd.	TSXV: PCLO; OTCQX: PCLOF

Orientation and Continuing Education of Board Members

The Company currently does not have any formal orientation or continuing education programs in place for new directors, though it is encouraged for all members. Board meetings are sometimes held at the Company’s facilities and are combined with tours and presentations by Management and employees to give the Board additional insight into the Company’s business. In addition, Management makes itself available for discussion with all Board members. Management does provide regular reporting, both on the Company’s operations and opportunities, as well industry trends and opportunities.

Ethical Business Conduct

The Board is of the view that the fiduciary duties placed on individual directors pursuant to corporate legislation and the common law, and the conflict-of-interest provisions under corporate legislation which restricts an individual director’s participation in decisions of the Board in which the director has an interest, are sufficient to ensure that the Board operates independently of management and in the best interests of the Company. In addition, the Board adopted a Code of Business Conduct and Code of Ethics on November 26, 2020, which applies to all Company’s personnel, including all members of the Board, to conduct all Company’s affairs in accordance with all applicable laws, rules and regulations of the jurisdictions in which it does business. The Code of Business Conduct and Code of Ethics are available on SEDAR+ at www.sedarplus.ca and on the Company’s website at https://investors.imcannabis.com/corporate-governance/governance-documents. The Board monitors compliance with the Code of Business Conduct and Code of Ethics by requiring that all employees and executive officers of the Company certify that they have read, understood and agreed to be bound by the Code of Business Conduct and Code of Ethics.

Nomination of Directors

The size of the Board is reviewed annually when the Board considers the number of directors to recommend for election at the annual general meeting of shareholders. The Board takes into account the number of directors required to carry out the Board duties effectively and to maintain a diversity of view and experience.

Compensation of Directors and Officers

The Compensation Committee reviews and determines the compensation of directors and officers. The Compensation Committee is comprised entirely of independent directors and meets at least annually to establish, administer and evaluate the compensation philosophy, policies and plans for directors and officers regarding director and executive compensation. The Compensation Committee reviews the performance and determines the compensation of the CEO based on criteria, including the Company’s performance and accomplishment of long-term strategic objectives. The Compensation Committee further reviews each individual officer’s performance and determines compensation that is comparable to similarly situated officers in comparable companies. The full text of the Compensation Committee charter is posted on the Company’s website at https://investors.imcannabis.com/corporate-governance/governance-documents.

Other Board Committees

As of the date of this Circular, the Company’s standing committees are the Audit Committee, the Compensation Committee and the Governance and Nomination Committee. The Audit Committee currently consists of Moti Marcus (Chair), Brian Schinderle and Einat Zakariya, all of whom are “independent”, and all of whom are “financially literate” as such terms are defined in NI 52-110. Additional information on the Audit Committee and Compensation Committee (under the heading “Audit Committee Disclosure”) can be found in the Annual Report.

For each Audit Committee member’s biography (under the heading “Directors and Executive Officers”) can be found in the Annual Report and the full text of the Audit Committee’s charter is posted on the Company’s website at https://investors.imcannabis.com/corporate-governance/governance-documents.

The current members of the Governance and Nomination Committee are Oren Shuster, Moti Marcus and Einat Zakariya. The purpose of the Governance and Nomination Committee is to develop and monitor the Company’s approach to: (i) matters of governance; and (ii) the nomination of directors to the Board. The Governance and Nomination Committee is not comprised of entirely independent directors; however, the Governance and Nomination Committee monitors best practices for governance and annually reviews the Company’s governance practices and disclosures to ensure that it continues to exemplify high standards of corporate governance. The Governance and Nomination Committee reviews the mandate of the Board, the charters of each of the committees, and the methods and processes by which the directors fulfill their respective duties and responsibilities to ensure that they meet all applicable regulatory requirements and best practices. The full text of the Governance and Nomination Committee charter is posted on the Company’s website at https://investors.imcannabis.com/corporate-governance/governance-documents.

Assessment of Directors, the Board and Board Committees

The Board acts in accordance with the Company’s Mandate of the Board, Audit Committee charter, Compensation Committee charter and Governance and Nomination Committee charter, as applicable, to monitor the adequacy of information given to directors, the communications between the Board and management, and the strategic direction and processes of the Board and its committees to satisfy themselves that the Board, its committees, and its individual directors are performing effectively. A copy of the Mandate of the Board is attached as Schedule “A” to this Circular.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR+ at www.sedarplus.ca. Financial information about the Company is provided in the Annual Financial Statements and associated MD&A for its most recently completed financial year.

Shareholders of the Company may request copies of the Annual Financial Statements and associated MD&A by contacting the General Counsel of the Company at +972-54-6687515.

DATED at Kibbutz Glil-Yam, Israel, this 19th day of October 2023.

BY ORDER OF THE BOARD “Oren Shuster” Oren Shuster CEO and Director

SCHEDULE “A”

IM CANNABIS CORP.

MANDATE OF THE BOARD

Mandate

The Board of Directors (the “Board”) of IM Cannabis Corp. (the “Company”) is responsible for the supervision of the management of the business and affairs of the Company. The Board should manage the responsibilities and obligations set out below, either directly or through committees of the Board. The Board will, however, retain its oversight function and ultimate responsibility for these matters.

Composition

1.
The Board should consist of individuals who possess skills and competencies in areas that are relevant to the business and affairs of the Company. At least a majority of the directors will be “independent” directors, as defined in Section 1.4 of National Instrument 52-110 – Audit Committees (“NI 52-110”) and in accordance with Rule 5605 of the NASDAQ Stock Market Rules (“Rule 5605”).

2.
The directors of the Company will be elected at the annual meeting of the shareholders of the Company and shall serve until no longer than the close of the next annual meeting of shareholders, subject to re-election thereat.

Meetings

3.	The Board shall have at least four regularly scheduled meetings in each financial year of the Company.

4.
The Chair of the Board (the “Chair”), the Chief Executive Officer (the “CEO”) and the Lead Director of the Board (the “Lead Director”), if any, are responsible for the agenda for each meeting of the Board. Prior to each Board meeting, the Chair and the CEO will discuss agenda items for the meeting with the Lead Director, if any. Materials for each meeting should be distributed to the Board in advance of the meeting.

5.
Directors are expected to attend at least three quarters of all meetings of the Board held in a given financial year of the Company and to adequately review meeting materials in advance of each meeting.

6.
The independent directors must hold regularly scheduled executive sessions, at least twice a year, without the non-independent directors and any senior officers present at meetings of the Board. The Chair, if independent, and if not independent, the Lead Director, if any, should chair the executive sessions.

Board Committees

7.
The Board may appoint such committees from time to time as it considers appropriate. Each permanent committee shall have a mandate that is approved by the Board, setting out the responsibilities of, and the extent of the powers delegated to, such committee by the Board. The committees currently consist of the Audit Committee, the Corporate Governance and Nominating Committee and the Compensation Committee.

Roles and Responsibilities

Oversight of Management and the Board

8.
The Board is responsible for the appointment and replacement of senior officers of the Company. The Board should ensure that appropriate succession planning, including the appointment, training and monitoring of the senior officers and members of the Board, is in place.

9.
The Board is responsible, to the extent feasible, for satisfying itself as to the integrity of the CEO and the other senior officers of the Company, and that the CEO and the other senior officers create a culture of integrity throughout the Company.

10.
The Board should annually consider what additional skills and competencies would be helpful to the Board, with the Corporate Governance and Nominating Committee being responsible for identifying specific candidates for consideration for appointment to the Board.

11.
If the Chair is not independent within the meaning of Section 1.4 of NI 52-110 and Rule 5605 and a Lead Director is required, or is considered desirable by the Corporate Governance and Nominating Committee, such committee will recommend a candidate for the position of Lead Director from among the independent members of the Board. The Board will be responsible for appointing the Lead Director. The Chair and the Lead Director, if any, shall carry out their responsibilities in accordance with the roles description attached as Appendix “A”.

12.
Through the Compensation Committee, the Board should review the compensation of directors to ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director, and should review the compensation of the senior officers to ensure that it is competitive within the industry and that the form of compensation aligns the interests of each senior officer with those of the Company.

13.
The Board should review and assess, or delegate such review and assessment to an appropriate committee of the Board, the Company’s Timely Disclosure and Confidentiality Policy from time to time, and at least annually. If such review and assessment is delegated to a committee of the Board, such committee shall submit any proposed amendments to the Board for consideration.

Financial Matters

14.	The Board, with the assistance of the Audit Committee, is responsible for reviewing the financial and underlying operational performance of the Company.

15.
The Board shall review and approve, with the assistance of the Audit Committee, the annual financial statements, management’s discussion and analysis related to such annual financial statements, budgets and forecasts, the annual information form and management information circular of the Company, as applicable.

16.	The Board shall review and approve the quarterly financial statements and management’s discussion and analysis related to such quarterly financial statements

17.	The Board shall annually review, together with the Corporate Governance and Nominating Committee and the Audit Committee, the directors’ and officers’ third-party liability insurance of the Company.

18.
The Board should review (or delegate such review to the Audit Committee) in advance of public release: (i) any earnings guidance; and (ii) any news release containing financial information based upon financial statements and management’s discussion and analysis that have not previously been released.

19.
The Board, primarily through the Audit Committee, should monitor and ensure the integrity of the internal controls and procedures (including adequate management information systems) within the Company and the financial reporting procedures of the Company.

Business Strategy

20.
The Board has primary responsibility for the strategic direction of the Company. The Board will contribute to the development of such strategic direction by approving, at least annually, a strategic plan and budget developed and proposed by the senior officers, subject to any changes required by the Board. The strategic plan and budget should take into account the business opportunities and business risks of the Company. The Board will review with the senior officers from time to time the strategic planning environment, the emergence of new opportunities, trends and risks and the implications of these factors on the strategic direction of the Company. The Board will review and approve the financial objectives, plans and actions of the Company, including significant capital allocations and expenditures.

21.	The Board is responsible for ensuring that procedures are in place to appropriately manage the principal business risks of the Company.

22.
The Board should monitor corporate performance against the approved strategic plan and budget, including assessing operating results, to evaluate whether the business of the Company is being appropriately managed.

23.	The Board is responsible for reviewing and approving all material transactions affecting the Company not contemplated in the strategic plan and budget approved by the Board from time to time.

Communications and Reporting to Shareholders

24.
The Board is responsible for overseeing the continuous disclosure program of the Company, with a view to satisfying itself that adequate procedures are in place to ensure that material information is disclosed in accordance with applicable laws.

25.	The Board will ensure that the Company has a communication and disclosure policies for investor relations, shareholder communications and public disclosure.

Corporate Governance

26.	The Corporate Governance and Nominating Committee will recommend, and the Board will establish, the Board’s approach to corporate governance.

27.
The Board is responsible for assessing its own effectiveness in fulfilling this mandate and shall assess this mandate, as well as the mandate of each committee (considering, among other things, the recommendations of the applicable committee) from time to time, and at least annually.

28.
The Board is responsible for evaluating the relevant relationships of each independent director and is required to make an affirmative decision that any such relationship does not preclude a determination that the director is independent within the meaning of NI 52-110 and Rule 5605.

29.
The Board is responsible for ensuring the establishment of appropriate standards of corporate conduct and should ensure that adequate procedures are in place to monitor compliance with the Company’s Code of Business Conduct and Ethics. Only the Board or the Company’s general counsel may grant waivers of the Code of Business Conduct and Ethics which would be to the benefit of any director or senior officer. Any such waiver shall be disclosed to the extent and in the manner required by applicable laws or stock exchange rules.

General

30.	The Board is responsible for performing such other functions as are prescribed by law, including all applicable laws.

31.
The Board may at any time retain outside financial, legal or other advisors at the expense of the Company. Any director may, subject to the approval of the Corporate Governance and Nominating Committee, retain an outside financial, legal or other advisor at the expense of the Company.

Feedback

32.	The Board welcomes input and comments from shareholders of the Company relating to this mandate. Such input and comments may be sent to the Board at the head office address of the Company.

Appendix “A”

Roles of the Chair and Lead Director

Chair of the Board and Independent Lead Director

1.
The Chair of the Board, with the assistance of the Lead Director (if one is appointed from time to time), will provide leadership to directors in discharging their duties as set out in this Mandate, including by:

a.	leading, managing and organizing the Board consistent with the approach to corporate governance adopted by the Board from time to time;

b.	promoting cohesiveness among the directors; and

c.	being satisfied that the responsibilities of the Board and its committees are well understood by the directors.

2.	The Chair, with the assistance of the Lead Director (if one is appointed from time to time), will assist the Board in discharging its stewardship function, including by:

a.
satisfying himself or herself, to the extent feasible, as to the integrity of the senior officers of the Company and ensuring that such senior officers create a culture of integrity throughout the organization;

b.	taking part in strategic planning, risk management and succession planning;

c.
together with the Chair of the Corporate Governance and Nominating Committee, reviewing the committees of the Board, the composition and chairs of such committees and the charters of such committees; and

d.
together with the Chair of the Corporate Governance and Nominating Committee, ensuring that the Board, committees of the Board, individual directors and senior management of the Company understand and discharge their duties and obligations under the Company’s system of corporate governance.

3.	In addition, in conjunction with the Chair of the Corporate Governance and Nominating Committee, the Chair and/or the Lead Director will ensure that:

a.	all directors receive updates to Company policy documents;

b.	regular discussions relating to corporate governance issues and directors’ duties are conducted at Board meetings;

c.	the Company’s policies are reviewed and updated by the Board as new rules or circumstances dictate; and

d.	appropriate funding is allocated to directors to attend seminars or conferences relevant to their positions as directors of the Company.

4.	In connection with meetings of the directors, the Chair will be responsible for the following (in consultation with the Lead Director, if one is appointed from time to time):

a.	scheduling meetings of the directors;

b.	coordinating with the chairs of the committees of the Board to schedule meetings of the committees;

c.	reviewing items of importance for consideration by the Board;

d.
ensuring that all business required to come before the Board is brought before the Board, such that the Board is able to carry out all of its duties to manage or supervise the management of the business and affairs of the Company;

e.	setting the agenda for meetings of the Board;

f.	monitoring the adequacy of materials provided to the directors by management in connection with the directors’ deliberations;

g.	ensuring that the directors have sufficient time to review the materials provided to them and to fully discuss the business that comes before the Board;

h.	presiding over meetings of the directors; and

i.	encouraging free and open discussion at meetings of the Board.

5.	In addition, the Lead Director, if one is appointed from time to time, will be responsible for the following:

a.	reviewing items of importance for consideration by the independent directors and setting the agenda for in camera sessions of the independent directors;

b.	presiding over meetings of the directors at which the Chair is not present and in camera sessions of the independent directors, and apprising the Chair of the issues considered;

c.	encouraging free and open discussion at in camera sessions of the independent directors;

d.	serving as liaison between the independent directors and the Chair;

e.	being available for consultation and direct communication with the Company’s shareholders as appropriate;

f.	together with the Chair of the Board and the Chair of the Corporate Governance and Nominating Committee, providing feedback to directors regarding their performance; and

g.	performing such other duties as the Board may delegate to the Lead Director from time to time.